CUSIP No. 58934Y104


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  -------------

                                  SCHEDULE 13G
                                 (RULE 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                                (AMENDMENT NO. )

                          Mercristo Developments, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      Class A Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    58934Y104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  -------------




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
CUSIP No. 58934Y104

                                                        13G

=============================================================================================================================
 1            NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
              DAVID G. EDWARDS
              PATRICIA L. EDWARDS
-----------------------------------------------------------------------------------------------------------------------------
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                     (a) [ ]
                                                                                                                    (b) [ ]
-----------------------------------------------------------------------------------------------------------------------------
 3            SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------
 4            CITIZENSHIP OR PLACE OF ORGANIZATION

              CANADA
-----------------------------------------------------------------------------------------------------------------------------
                             5          SOLE VOTING POWER -
        NUMBER OF                       DAVID G. EDWARDS - 8,650,000
         SHARES                         PATRICIA L. EDWARDS - 0
      BENEFICIALLY        ---------------------------------------------------------------------------------------------------
        OWNED BY             6          SHARED VOTING POWER -
          EACH                          DAVID G. EDWARDS - 0
        REPORTING                       PATRICIA L. EDWARDS - 0
       PERSON WITH        ---------------------------------------------------------------------------------------------------
                             7          SOLE DISPOSITIVE POWER -
                                        DAVID G. EDWARDS - 8,650,000
                                        PATRICIA L. EDWARDS - 0
                          ---------------------------------------------------------------------------------------------------
                             8          SHARED DISPOSITIVE POWER  -
                                        DAVID G. EDWARDS - 0
                                        PATRICIA L. EDWARDS - 0
-----------------------------------------------------------------------------------------------------------------------------
 9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              8,650,000 (SEE ITEM 4 FOR DISCLAIMER OF BENEFICIAL OWNERSHIP.)
-----------------------------------------------------------------------------------------------------------------------------
 10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*                                                                                                   [ ]

-----------------------------------------------------------------------------------------------------------------------------
 11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              52.2%
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 12           TYPE OF REPORTING PERSON*

              IN
=============================================================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No. 58934Y104


ITEM 1(A).    NAME OF ISSUER:

              Mercristo Developments, Inc.

ITEM 1(B).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              240 Argyle Avenue
              Ottawa, Ontario, Canada K2P 1B9

ITEM 2(A).    NAME OF PERSON FILING:

              David G. Edwards
              Patricia L. Edwards

ITEM 2(B).    ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

              240 Argyle Avenue
              Ottawa, Ontario, Canada K2P 1B9

ITEM 2(C).    CITIZENSHIP:

              Canada

ITEM 2(D).    TITLE OF CLASS OF SECURITIES:

              Common Stock

ITEM 2(E).    CUSIP NUMBER:

              58934Y104

ITEM 3.       STATEMENTS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b):

              Not Applicable

ITEM 4.       OWNERSHIP.

              (a)      Amount Beneficially Owned:

                       DAVID G. EDWARDS: 8,650,000 shares

                       Such amount consists of: (i) 200,000 shares owned by David G. Edwards directly; and (ii) 8,450,000 shares owned by Resi Corp., a Canadian corporation of which Mr. Edwards is the sole shareholder and a director, and over which Mr. Edwards has voting and investment power.


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CUSIP No. 58934Y104



                       PATRICIA L. EDWARDS: 8,650,000 shares

                       Shares owned by Mrs. Edward's husband, David G. Edwards (200,000 shares directly, 8,450,000 indirectly by Resi Corp., a Canadian corporation, of which David G. Edwards is the sole shareholder and director and over which Mr. Edwards has voting and investment power). Mrs. Edwards disclaims beneficial ownership of all of the shares owned directly and indirectly by her husband.

                  (b)  Percent of Class:  52.2%

                  (c)  Number of shares as to which such person has:

                       (i)      sole power to vote or to direct the vote:
                                David G. Edwards - 8,650,000
                                Patricia L. Edwards - 0

                       (ii)     shared power to vote or to direct the vote:
                                David G. Edwards - 0
                                Patricia L. Edwards - 0

                       (iii)    sole power to dispose or to direct the
                                disposition of:
                                David G. Edwards - 8,650,000
                                Patricia L. Edwards - 0

                       (iv)     shared power to dispose or to direct the disposition of:
                                David G. Edwards - 0
                                Patricia L. Edwards - 0

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

              Not Applicable

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

              Not Applicable

ITEM 7.       IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
              SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

              Not Applicable

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

              Not Applicable



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CUSIP No. 58934Y104


ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.

              Not Applicable

ITEM 10.      CERTIFICATION.

              Not Applicable



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CUSIP No. 58934Y104


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: February 13, 1998                       /s/ David G. Edwards
                                               --------------------------------
                                               David G. Edwards


Dated: February 13, 1998                       /s/ P. Edwards
                                               --------------------------------
                                               Patricia L. Edwards



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CUSIP No. 58934Y104

                                    EXHIBIT 1

                                    AGREEMENT

 The undersigned agree that this Schedule 13G under the Securities Exchange Act of 1934, as amended, relating to shares of the Common Stock of Mercristo Developments, Inc., to which this Agreement is an Exhibit and which is to be filed with the Securities and Exchange Commission on or before February 14, 1998, is filed on behalf of each of the undersigned.


Dated: February 13, 1998                       /s/ David G. Edwards
                                               --------------------------------
                                               David G. Edwards


Dated: February 13, 1998                       /s/ P. Edwards
                                               --------------------------------
                                               Patricia L. Edwards